EXHIBIT 99(a)(9)



FOR IMMEDIATE RELEASE


LG ELECTRONICS INC. EXTENDS EXPIRATION OF
TENDER OFFER FOR ZENITH COMMON STOCK


      Seoul, Korea, September 15, 1995 -- LG Electronics Inc. has extended the expiration of its tender offer to purchase up to 18,619,000 shares of common stock, par value $1.00 per share of Zenith Electronics Corporation for $10.00 per share. The tender offer, originally scheduled to expire on September 19, 1995, is now scheduled to expire at 12:00 midnight, New York City time, on Thursday, October 19, 1995. The tender offer is being extended in order to allow additional time for satisfaction of the conditions to the tender offer and the direct purchase from Zenith of an additional 16,500,000 newly issued shares at $10.00 per share. LG Electronics will extend the tender offer from time to time as necessary until all of the conditions to the tender offer have been satisfied or until the Stock Purchase Agreement with Zenith is terminated.

      The waiting period has expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with LG Electronics' previously announced agreement to acquire an approximately 57% interest in Zenith. The termination of the Hart-Scott-Rodino waiting period satisfies one of the conditions to the tender offer.

      Approximately 13,504,716 shares have been tendered and not withdrawn in response to the tender offer to date.

LG Electronics, Inc. is a leading manufacturer of consumer electronics, multimedia and magnetic media products, including televisions, VCRs, VCPs, VHS(registered trademark), VCR/double decks, ViewMax(trademark) TVCRs, camcorders, CD-i, 3DO(trademark) and other multimedia products, compact disc player/changers, portable and home audio products, including facsimile machines, a complete line of computer monitors and CD-ROM drives, audio/ video tape and floppy discs.

Zenith Electronics corporation, based in Glenview, Ill., has been a leader in electronics for more than 75 years. Zenith's core business--Consumer Electronics and Network Systems--is at the center of the company's digital strategy, which includes interactive television, digital video disc (DVD) players, digital and wireless cable, video dial-tone, data communication and HDTV systems.


Media Contacts:  Matt Afflixio--LGE (Access Public Relations)
                 415/904-7070 ext. 278 or 1-800-501-2945

                 John Taylor--Zenith Electronics Corporation
                 708/391-8181


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